Exhibit 99.2

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
As of and for the three and the six months ended June 30, 2020

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019
Operating revenues
Dayrate revenues	4	71.7	86.6	165.0	138.5
Related Party Revenue	3,21	12.3	—	23.1	—
Total operating revenues	4	84.0	86.6	188.1	138.5
		—	—	—	—
Gain on disposal		12.8	3.9	13.1	3.9

Operating expenses
Rig operating and maintenance expenses		(82.7)	(81.4)	(153.1)	(138.5)
Depreciation of non-current assets	8	(27.5)	(24.6)	(59.9)	(48.5)
Impairment of non-current assets	8	(57.9)	—	(76.3)	(11.4)
Amortization of acquired contract backlog		—	(7.1)	—	(14.5)
General and administrative expenses		(19.9)	(14.0)	(29.9)	(24.1)
Total operating expenses		(188.0)	(127.1)	(319.2)	(237.0)
		—	—	—	—
Operating loss		(91.2)	(36.6)	(118.0)	(94.6)
		—	—	—	—
Income from equity method investments	3	11.3	—	8.5	—

Financial income (expenses), net
Interest income		—	0.2	0.2	0.5
Interest expense, net of amounts capitalized		(20.6)	(20.1)	(42.2)	(33.1)
Other financial expenses, net	5	(5.7)	(44.2)	(35.5)	(29.7)
Total financial expenses, net		(26.3)	(64.1)	(77.5)	(62.3)
		—	—	—	—
Loss before income taxes		(106.2)	(100.7)	(187.0)	(156.9)
Income tax expense	6	(3.4)	(2.5)	(9.6)	(2.7)
Net loss		(109.6)	(103.2)	(196.6)	(159.6)
Net loss attributable to non-controlling interests		—	—	—	(1.5)
Net loss attributable to shareholders of Borr Drilling Limited		(109.6)	(103.2)	(196.6)	(158.1)
		—	—	—	—
Basic loss per share	7	(0.83)	(0.98)	(1.62)	(1.52)
Diluted loss per share	7	(0.83)	(0.98)	(1.62)	(1.52)
Weighted-averages shares outstanding		131,612,941	105,068,351	121,215,646	105,068,351

Condensed Consolidated Statement of Comprehensive Loss
Net Loss		(109.6)	(103.2)	(196.6)	(159.6)
Unrealised gain (loss) from marketable securities		—	3.2	—	(4.1)
Other comprehensive gain (loss)		—	3.2	—	(4.1)
Total comprehensive loss		(109.6)	(100.0)	(196.6)	(163.7)

Comprehensive loss for the period attributable to
Shareholders of Borr Drilling Limited		(109.6)	(100.0)	(196.6)	(162.2)
Non-controlling interests		—	—	—	(1.5)
Total comprehensive loss		(109.6)	(100.0)	(196.6)	(163.7)

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	2

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	Notes	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents		34.6	59.1
Restricted cash	11	—	69.4
Trade receivables		29.9	40.2
Jack-up drilling rigs held for sale	8	5.2	3.0
Prepaid expenses		8.1	8.1
Deferred mobilization and contract preparation cost	4	16.0	19.3
Accrued revenue	4	17.7	31.7
Tax retentions receivable		10.5	11.6
Due from related parties	21	25.2	8.6
Other current assets	14	27.3	26.9
Total current assets		174.5	277.9
		—	—
Non-current assets
Property, plant and equipment		6.3	7.3
Jack-up rigs	8	2,876.8	2,683.3
Newbuildings	9	135.6	261.4
Deferred mobilization and contract preparation cost	4	—	3.5
Equity method investments	3	53.4	31.4
Other long-term assets	15	2.5	15.2
Total non-current assets		3,074.6	3,002.1
Total assets		3,249.1	3,280.0

LIABILITIES AND EQUITY
Current liabilities
Trade payables		15.1	14.1
Amounts due to related parties	21	0.6	0.4
Unrealized Loss on Forward Contracts	13	—	64.3
Accrued expenses		73.3	62.1
Onerous contracts	16	—	71.3
Other current liabilities	20	42.1	37.5
Total current liabilities		131.1	249.7

Non-current liabilities
Long-term debt	17	1,900.9	1,709.8
Other liabilities		21.2	22.7
Liabilities from equity method investments	3	—	3.7
Onerous contracts	16	71.3	—
Total non-current liabilities		1,993.4	1,736.2
Total liabilities		2,124.5	1,985.9
Commitments and contingencies	22	—	—

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	3

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

Stockholders’ Equity
Common shares of par value $0.05 per share: authorized 183,653,846 (2019: 137,500,000) shares, issued 158,431,911 (2019: 112,278,065) shares and outstanding 156,972,197 (2019: 110,818,351) shares at June 30, 2020	7.9	5.6
Additional paid in capital	1,918.5	1,891.2
Treasury shares	(26.2)	(26.2)
Accumulated deficit	(775.8)	(576.7)
Equity attributable to the Company	1,124.4	1,293.9
Non-controlling interest	0.2	0.2
Total equity	1,124.6	1,294.1

Total liabilities and equity	3,249.1	3,280.0

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	4

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Notes	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019
Cash Flows from Operating Activities
Net loss		(109.6)	(103.2)	(196.6)	(159.6)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expenses related to stock options	18	0.2	1.0	0.8	3.0
Depreciation of non-current assets	8	27.5	24.6	59.9	48.5
Impairment of non-current assets	8	57.9	—	76.3	11.4
Amortization of acquired contract backlog		—	7.1	—	14.5
Gain on disposals	8	(12.8)	(3.9)	(13.1)	(3.9)
Change in financial instruments	5	(1.6)	36.7	27.4	21.6
Income from equity method investments	3	(11.3)	—	(8.5)	—
Non-cash loan fees related to settled debt		—	5.6	—	5.6
Deferred income tax	6	(0.5)	(0.2)	0.5	(0.5)
Change in other current and non-current assets		38.0	(27.6)	25.5	(29.6)
Change in other current and non-current liabilities		7.0	5.0	17.3	20.2
Net cash used in operating activities		(5.2)	(54.9)	(10.5)	(68.8)

Cash Flows from Investing Activities
Purchase of plant and equipment		—	(0.6)	—	(0.6)
Proceeds from sale of fixed assets		15.8	6.2	17.8	6.8
Purchase of marketable securities		(92.5)	(2.9)	(92.5)	(6.9)
Investments in equity method investments	3	(8.5)	—	(17.2)	—
Proceeds from sale of marketable securities	13	3.0	—	3.0	4.2
Additions to newbuildings	9	(0.8)	(4.6)	(4.3)	(133.6)
Additions to jack-up rigs	8	(13.0)	(49.8)	(24.0)	(93.7)
Net cash used in investing activities		(96.0)	(51.7)	(117.2)	(223.8)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost		28.8	—	28.8	—
Repayment of long-term debt		—	(390.0)	—	(390.0)
Proceeds, net of deferred loan cost, from issuance of long-term debt	17	—	544.6	5.0	639.6
Proceeds, net of deferred loan cost, from issuance of short-term debt	17	—	—	—	58.5
Net cash provided by financing activities		28.8	154.6	33.8	308.1

Net increase (decrease) in cash and cash equivalents and restricted cash		(72.4)	48.0	(93.9)	15.5
Cash and cash equivalents and restricted cash at the beginning of the period		107.0	58.8	128.5	91.3
Cash, cash equivalents and restricted cash at the end of period		34.6	106.8	34.6	106.8

Supplementary disclosure of cash flow information		—		—
Interest paid, net of capitalized interest		(21.7)	(20.0)	(25.4)	(28.7)
Income taxes paid, net		(2.5)	(0.3)	(6.0)	(2.0)
Issuance of long-term debt as non-cash settlement for newbuild delivery instalment		90.9	—	181.8	87.0
Non-cash payments and cost in respect of jack-up rigs		—	25.4	—	42.4

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

In $ millions	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive Gain / (Loss)	Accumulated Deficit	Non-controlling interest	Total equity
Consolidated balance at December 31, 2018	105,068,351	5.3	(26.2)	1,837.5	(5.6)	(279.2)	1.7	1,533.5
Share-based compensation	—	—	—	2.0	—	—	—	2.0
Total comprehensive loss	—	—	—	—	(7.3)	(54.9)	(1.5)	(63.7)
Consolidated balance at March 31, 2019	105,068,351	5.3	(26.2)	1,839.5	(12.9)	(334.1)	0.2	1,471.8
Share-based compensation	—	—	—	1.0	—	—	—	1.0
Total comprehensive loss	—	—	—	—	3.2	(103.2)	—	(100.0)
Other, net	—	—	—	—	0.1	—	—	0.1
Consolidated balance at June 30, 2019	105,068,351	5.3	(26.2)	1,840.5	(9.6)	(437.3)	0.2	1,372.9

In $ millions	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive Gain / (Loss)	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	—	(576.7)	0.2	1,294.1
ASU 2016-13 - Measurement of credit losses	—	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	110,818,351	5.6	(26.2)	1,891.2	—	(579.6)	0.2	1,291.2
Share-based compensation	—	—	—	0.6	—	—	—	0.6
Total comprehensive loss	—	—	—	—	—	(87.0)	—	(87.0)
Other, net	—	—	—	—	—	1.5	—	1.5
Consolidated balance at March 31, 2020	110,818,351	5.6	(26.2)	1,891.8	—	(665.1)	0.2	1,206.3
Issue of common shares	46,153,846	2.3	—	27.7	—	—	—	30.0
Equity issuance costs	—	—	—	(1.2)	—	—	—	(1.2)
Other transactions:								—
Share-based compensation	—	—	—	0.2	—	—	—	0.2
Total comprehensive loss	—	—	—	—	—	(109.6)	—	(109.6)
Other, net	—	—	—	—	—	(1.1)	—	(1.1)
Consolidated balance at June 30, 2020	156,972,197	7.9	(26.2)	1,918.5	—	(775.8)	0.2	1,124.6

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	6

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Note 1 —	General information

Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange, under the ticker BDRILL and since July 31, 2019, on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry, with the ambition of acquiring and operating modern jack-up drilling rigs. As of June 30, 2020, the total fleet consisted of 31 jack-up drilling rigs, of which 5 jack-up drilling rigs are scheduled for delivery in 2022.

As used herein, and unless otherwise required by the context, the term “Borr Drilling” refers to Borr Drilling Limited and the terms “Company,”, “Borr”, “we,” “Group,” “our” and words of similar import refer to Borr Drilling and its consolidated companies. The use herein of such terms as “group”, “organisation”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

We have prepared our accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) for interim financial information. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by accounting principles generally accepted in the U.S. for complete financial statements. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise noted. The accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019 in the Form 20-F filed with the SEC on June 16, 2020. The amounts are presented in millions of United States dollar (U.S. dollar), unless otherwise stated. The financial statements have been prepared on a going concern basis.

The Condensed Consolidated Financial Statements present the financial position of Borr Drilling Limited and its subsidiaries. Investments in companies we control are consolidated in the financial statements. Investments in entities we do not control, but over which we are considered to exert significant influence, generally by owning more than 20% but less than 50% of the voting shares, are accounted for under the equity method. Our period earnings as a proportion of the equity method investment’s income statement are included in our Consolidated Statements of Operations, and the value of our investment including cumulative gains and losses from inception are included within non-current assets in our Consolidated  Balance Sheets.

Basis of consolidation

The consolidated financial statements include the assets and liabilities of the Company. All intercompany balances, transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with affiliates are eliminated to the extent of our interest in the entity. The non-controlling interests of subsidiaries are included in the Consolidated Balance Sheets and Statements of Operations as “Non-controlling interests”. Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Going concern

We are dependent on additional financing in order to meet our existing capital expenditure commitments and further execute on our planned capital expenditure program. In addition to this, the Company is experiencing the impact of current unprecedented market conditions and the global market reaction to the COVID-19 pandemic. At this stage the Company cannot predict with reasonable accuracy the impact on the Company. At the time of this report the Company has received early termination for three ongoing contracts and one cancellation of an upcoming contract. The negative cash effects as a result of current and any future contract terminations further extend the existing need for additional financing. Therefore, the Company has concluded that there exists substantial doubt over its ability to continue as a Going Concern.

In order to begin addressing this substantial doubt, on June 5, 2020 the Group completed an equity offering raising an additional $30 million and completed a financial restructuring and amendments to the facilities from its secured lenders and shipyards. The key amendments were (i) deferral of the delivery of five newbuild jack-ups rigs until mid-2022, (ii) deferral of certain interest payments until 2022, (iii) deferral of debt amortization in 2021 of $65 million until maturity of the loans in the second quarter of 2022, (iv) amendment of certain of the financial covenants, including  reduction of the minimum liquidity covenant from 3% of net interest bearing debt, to $5 million with a gradual step-up to $20 million at December 31, 2021. Thereafter the 3% level will be reinstated, (v) as part of the amendments, utilization of the remaining $30 million under our revolving credit facilities require all banks’ consent, (vi) amending the minimum book equity ratio from 33.3% to 25% up to and including 31 December 2021. Thereafter the required ratio will be 40%, and (vii) suspension of the Debt Service Coverage Ratio covenant of 1.25x until 31 December 2021.

We will continue to explore additional financing opportunities, strategic sale of a limited number of modern jack-ups and opportunistic disposal of older assets in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing, there is no guarantee that any additional financing measures will be concluded successfully.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	7

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Note 2 —	Accounting policies

The accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of our consolidated financial statements for the year ended December 31, 2019 except as described below. None of the new accounting standards or amendments that were adopted during 2020 had a significant effect on the condensed interim consolidated financial statements, except as described below.

Adoption of new accounting standards

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments —Effective January 1, 2020, we adopted the accounting standards update that requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings. Our accounts receivable represent consideration earned for performing services in various countries for our customers, including integrated oil companies, government-owned or government-controlled oil companies and other independent oil companies, the majority of which currently have corporate family investment grade credit ratings. We established procedures to apply the requirements of the accounting standards update using the loss-rate method by reviewing our historical credit losses and evaluating future expectations, and we recorded the initial estimated allowance with a corresponding entry to retained earnings. Our adoption did not have a material effect on our consolidated statements of financial position, operations or cash flows or on the disclosures contained in our notes to the consolidated financial statements (note 12).

Issued not effective accounting standards

There have been no accounting pronouncements issued and not yet effective that are expected to have significance, or potential significance, to our consolidated financial statements.

Note 3 —	Equity method investments

During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing for 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owns 51% of each of Opex and Akal.

We provide five jack-up rigs on bareboat charters to two other joint venture companies, Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”), which are owned in the same way as Opex and Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical service agreements to Opex and Akal. Opex and Akal also contract technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our principal shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services and related costs on a per well basis. We are also obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal where the Board of Opex or Akal make a cash call to the shareholders under the provisions of the Shareholder Agreements.

The below table sets forth the results from these entities for the first half  of 2020 and their financial position as at June 30, 2020.

In $ millions	Perfomex	OPEX	Akal	Perfomex II
Revenue	65.5	100.8	35.0	12.4
Operating expenses	(60.1)	(87.7)	(34.8)	(10.8)
Net income	3.4	12.1	—	1.9
Cash	0.1	9.6	3.1	0.1
Total assets	109.2	0.1	—	—
Equity	4.9	(7.8)	—	1.7

Revenue in OPEX and Akal is recognized on a percentage of completion basis under the cost to cost method. The services OPEX and Akal deliver are to a single customer, PEMEX, and involves delivering integrated well services with payment upon the completion of each well in the contract. As of June 30, 2020, $46.0 million of the receivables from PEMEX were overdue. Although management believe this amount is recoverable, the receipt of these funds are critical to the financial performance of the ventures, as is usual with customer risk concentration.

Revenue in Perfomex and Perfomex II is recognized on a day rate basis on a contract with OPEX and Akal, consistent with Borr’s historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in its contracts with OPEX.

The total assets of each of OPEX, Akal, Perfomex and Perfomex II includes in-substance capital contributions from their shareholders, Borr and CME. As at the balance sheet date, the boards of the joint venture entities intend to convert certain amounts of this funding into equity and which will increase the equity balance within each entity.

We have issued a performance guarantee to OPEX for the duration of its contract with PEMEX. Management have performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to an alpha category credit score, adjusting for country risk and default probability. We have subsequently recognized a liability for $5.9 million within other long term liabilities and added the $5.9 million to the investment in the OPEX joint venture.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	8

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

The following present our investments in equity method investments as at June 30, 2020:

In $ millions	Perfomex	OPEX	Akal	Perfomex II	Borr Total
Equity invested	0.0	0.0	0.0	0.0	0.0
Funding provided	40.3	2.0	0.6	5.1	48.0
Accumulated net income/(loss) 49% basis	2.4	(3.8)	0.0	0.9	(0.5)
Guarantee provided	—	5.9	0.0	0.0	5.9
Total	42.7	4.1	0.6	6.0	53.4

A total of $17.2 million has been provided in funding for the six months ended June 30, 2020.

Note 4 —	Segment information

In 2020, the Company has identified Integrated Well Services (IWS) operations performed by our joint venture entities OPEX and Akal (see note 3) as a new reportable segment as the conditions in ASU 280 were achieved, namely that our Chief Operating Decision Maker (“CODM”), which is our board of directors (the “Board”), began receiving regular operating reports for the combined entities and the other requirements for identifying a reportable segment were met. No comparative data exist for the comparable period, as the entity only began operating in Q3 2019.

A change in reportable segments requires retroactive application; however, we believe that the impact of such an application to our annual report on Form 20-F for the year ended December 31, 2019 would not be material given that the results of the joint ventures were separately presented with the footnotes to the financial statements and the contribution of the entities to consolidated results was not significant.

We have two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the IWS model, that are reviewed by the CODM, as an aggregated sum of assets, liabilities and activities that exist to generate cash flows.

The following presents information about our two segments for the 6 months to June 30, 2020:

(In $ millions)	Dayrate	IWS	Reconciling items	Consolidated total
Revenue	243.0	135.8	(213.8)	165.0
Related Party Revenue	23.1	—	—	23.1
Gain on disposal	—	—	13.1	13.1
Rig operating and maintenance expenses	(224.0)	(122.5)	193.4	(153.1)
Depreciation of non-current assets	(58.9)	—	(1.0)	(59.9)
Impairment of non-current assets	(76.3)	—	—	(76.3)
General and administrative expenses	—	—	(29.9)	(29.9)
Income from equity method investments	—	—	8.5	8.5
Operating (loss)/income including equity method investment	(93.1)	13.3	(29.7)	(109.5)

General and administrative expense and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income (loss) and are included in “Reconciling Items.” The full operating results included above for our Equity Method Investments are not included within our consolidated results and thus deducted under “Reconciling Items” and replaced with our Income from Equity Method Investments. See “Note 3 - Equity Method Investments” for additional information on our Equity Method Investments.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	9

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Geographic data

Revenues are attributed to geographical location based on the country of operations for drilling activities, i.e. the country where the revenues are generated.

The following presents our revenues by geographic area:

	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019
(In $ millions)
Europe	11.3	30.4	39.9	55.7
West Africa	33.2	23.0	68.8	34.5
Middle East	10.3	11.7	20.5	22.2
South East Asia	16.9	2.2	35.8	5.7
Mexico	12.3	19.3	23.1	20.4
Total	84.0	86.6	188.1	138.5

Major customers

The following customers accounted for more than 10% of our contract revenues:

	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019
(In % of operating revenues)
National Drilling Company (ADOC)	12%	14%	11%	16%
ENI	12%	—%	7%	—%
ExxonMobil	26%	15%	20%	9%
Total	50%	29%	38%	25%

Fixed Assets — Jack-up rigs(1)

The following presents the net book value of our jack-up rigs by geographic area

	As of June 30, 2020	As of December 31, 2019
(In $ millions)
Middle East	5.0	40.7
Europe	269.4	297.3
West Africa	607.6	646.1
South East Asia	1,310.9	978.1
Mexico	683.9	721.1
Total	2,876.8	2,683.3

(1)
The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Contract balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules.

Payment terms on invoiced amounts are typically 30 days. Current contract asset balances are included in “Deferred mobilization and contract preparation costs” and “Accrued revenue” and non-current contract assets are included in “Deferred mobilization and contract preparation costs” on our Consolidated Balance Sheets.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	10

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

The following table provides information about contract assets from contracts with customers:

	As of June 30, 2020	As of December 31, 2019
(In $ millions)
Current contract assets	33.7	51.0
Non-current contract assets	—	3.5
Total	33.7	54.5

Significant changes to contract assets balances for the period ended June 30, 2020 are as follows:

(In $ millions)	Contract assets
Net balance at January 1, 2020	54.5
Additions to deferred costs and accrued revenue	57.5
Amortization of deferred costs	(78.3)
Total contract assets at June 30, 2020	33.7

Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial rig mobilization and modifications are costs of fulfilling a contract and are recoverable. These recoverable costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Note 5 —	Other financial expenses, net

Other financial expenses, net is comprised of the following:

	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019
(In $ millions)
Foreign exchange (loss)/gain, net	(1.0)	0.8	0.6	1.0
Other financial expenses	(6.4)	(8.3)	(8.7)	(9.1)
Change in unrealized loss on call spread	—	(5.2)	(2.3)	(1.6)
Realized gain on shares (note 13)	1.5	—	1.5	—
Gain/(loss) on forward contracts	0.2	(31.5)	(26.6)	(20.0)
Total	(5.7)	(44.2)	(35.5)	(29.7)

During the second quarter of 2020 we settled in full our forward position and took delivery of 4.2 million shares in Valaris plc. Total realized loss on expiration of the contracts was $91.0m. Total cash required to take delivery of the forwards was $92.5 million, of which $91.2 million was held as restricted cash at the time of settlement. Subsequently all shares were sold for total proceeds of $3 million, resulting in a gain of $1.5 million.

Note 6 —	Taxation

Borr Drilling Limited is a Bermuda company and is not required to pay taxes in Bermuda on ordinary income or capital gains as it qualifies as an Exempted Company. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise were considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.

The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	11

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Income tax expense is comprised of the following:	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019
(In $ millions)
Current tax	3.9	2.7	9.1	3.2
Change in deferred tax	(0.5)	(0.2)	0.5	(0.5)
Total	3.4	2.5	9.6	2.7

Note 7 —	Loss per share

The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 2,074,998 share options outstanding issued to employees and directors and convertible bonds with a conversion price of $33.4815 for a total of 10,453,534 shares. Due to our current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on our EPS.

All periods presented have been adjusted for our 5 for 1 reverse share split in June 2019.

	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019

Basic loss per share	(0.83)	(0.98)	(1.62)	(1.52)
Diluted loss per share	(0.83)	(0.98)	(1.62)	(1.52)

Issued ordinary shares at the end of the period	158,431,911	106,528,065	158,431,911	106,528,065
Weighted average numbers of shares outstanding for the period	131,612,941	105,068,351	121,215,646	105,068,351

The number of share options that would be considered dilutive under the “if converted method” for the three months ended June 30, 2020 is 0 (three months ended June 30, 2019: 0).

Note 8 —	Jack-up rigs

June 30, 2020
(In $ millions)
Balance at 1 January, 2020	2,683.3
Additions	24.0
Transfers from Newbuildings (note 9)	311.9
Depreciation and amortization	(58.9)
Disposals	(5.0)
Reclassification to asset held for sale	(2.2)
Impairment	(76.3)
Balance at June 30, 2020	2,876.8

In the first and second quarter of 2020 we took delivery of the “Heimdal” and “Hild” respectively from Keppel Shipyard Ltd. Each rigs delivery instalment was $90.9 million, and we accepted delivery financing for the same amount. The rigs have been transferred from newbuildings to jack-up rigs.

During the first quarter of 2020 we sold the “B391” resulting in a loss of $0.4 million. In addition we sold $0.7 million of spare parts acquired in the Paragon acquisition resulting in a gain of the same amount.

The sale of “B152” and “Dhabi II” were completed in April 2020 and the rigs, with associated backlog, were sold for total proceeds of $15.8 million, resulting in a gain of $12.8 million in the second quarter of 2020. We entered into a sale agreement for the “MSS1” during the second quarter of 2020 and the rig was impaired down to estimated sales value and classified as held for sale.

In addition, we recorded a depreciation charge of $0.4 million in the second quarter 2020, and $1.0 million for the six months to June 30, 2020, related to property, plant and equipment.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	12

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Impairment assessment

During the first half of 2020, the coronavirus global pandemic and the response thereto have negatively impacted the macro-economic environment and global economy. Global oil demand has fallen sharply at the same time global oil supply has increased as a result of certain oil producers competing for market share, leading to a supply glut. As a consequence. Brent fell from around $68 per barrel at year-end 2019 to a low point of $19.33 on April 21, 2020. In response to significantly reduced oil price expectations for the near term, oil and gas companies are reviewing and in most cases lowering significantly, their capital expenditure plans in light of revised pricing expectations.  As a result, we concluded that a triggering event had occurred and we performed a fleet-wide impairment assessment. We determined that our estimated undiscounted cash flows were insufficient to recover the carrying value for two of our cold stacked rigs, “Atla” and “Balder” resulting in an impairment loss of $57.9 million in the second quarter of 2020.

The impairment charge was included in impairment of non-current assets in our condensed consolidated statements of operations for the three months ended June 30, 2020. We measured the fair value of these assets to be $10.0 million as of June 30, 2020 by applying a combination of an income approach, using projected discounted cash flows and estimated sale or scrap value. These valuations were based on unobservable inputs that require significant judgments for which there is limited information, including, in the case of an income approach, assumptions regarding future day rates, utilization, operating costs and capital requirements

An impairment loss of $18.4 million was recognized for the “MSS1” in the first quarter of 2020 as a result of entering into a sale agreement, which resulted in us reducing the book value to the expected sale value. As of June 30, 2020, we consider that the requirement for held for sale presentation continues to be achieved and the “Eir” and the “MSS1” are classified as jack-up drilling rigs held for sale.

Note 9 —	Newbuildings

June 30, 2020
(In $ millions)
Balance at January 1	261.4
Additions	181.8
Capitalized interest	4.3
Transfers to jack-up rigs	(311.9)
Balance at June 30, 2020	135.6

We took delivery of the “Heimdal” in the first quarter of 2020 and the “Hild” in the second quarter of 2020. The delivery installments were funded by delivery financing from  Offshore Partners Pte. Ltd of $90.9 million (note 10).

Note 10 —	Asset acquisition

Acquisition of Keppel’s Hull B378

In March 2019, we entered into an assignment agreement with the original owner for the assignment of the rights and obligations under a construction contract to take delivery of one KFELS Super B Bigfoot premium jack-up rig identified as Keppel’s Hull No. B378 from Keppel for a purchase price of $122.1 million. The construction contract was, at the same time, novated to our subsidiary, Borr Jack-Up XXXII Inc., and amended. Borr Jack-Up XXXII Inc. took delivery of the rig on May 9, 2019. The rig has been renamed ‘‘Thor.’’

Acquisition of Keppel Rigs

In May 2018, we signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. Total consideration for the transaction will be approximately $742.5 million. In the second quarter of 2018, we paid a pre-delivery instalment of $288.0 million. The pre-delivery instalment is secured by a parent guarantee from Keppel Offshore & Marine Ltd. We have secured financing of the delivery payment for each Keppel Rig from Offshore Partners Pte. Ltd (formerly Caspian Rigbuilders Pte. Ltd). Each loan is non-amortizing and matures five years after the respective delivery dates. The delivery financing will be secured by a first priority mortgage, an assignment of earnings, an assignment of insurance and a charge over shares and parent guarantee from Borr Drilling Limited. We have taken delivery of three of the five rigs as of June 30, 2020, with the remaining rigs scheduled to be delivered in the second and third quarter of 2022. The remaining contracted instalments, payable on delivery, for the Keppel newbuilds acquired in 2018 are approximately $172.8 million as of June 30, 2020.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	13

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Note 11 —	Restricted cash

	June 30, 2020	December 31, 2019
(In $ millions)
Balance at January 1	69.4	63.4
Transfer to (from) restricted cash	(69.4)	6.0
Total	—	69.4

During the second quarter of 2020, all restricted cash was utilized to take delivery of our forward contracts (notes 5 and 13).

Note 12 —	Expected credit losses

The table below sets forth the allowance for credit losses:

	3 months to June 30, 2020	6 months to June 30, 2020
(In $ millions)
Adoption of ASU 2016-13 - Measurement of credit losses	—	2.9
Expected credit losses at the start of the period	2.9	—
Current-period provision for expected credit losses	1.8	1.8
Recoveries collected	(1.0)	(1.0)
Total	3.7	3.7

Upon adoption of ASU 2016-30, Current Expected Credit Losses, we recorded $2.9 million to retained earnings relating to an initial estimated allowance for contract losses, encompassing two customers. New provisions and recoveries of previous provisions are recorded in rig operating and maintenance expenses as and when they occur.

Note 13 —	Financial instruments

Forward contracts

During the second quarter 2020, we settled our forward contract position to purchase shares in a listed drilling company for an aggregate amount of $92.5 million resulting in a realized loss from establishment of the position of $91.0 million. Total cash required to take delivery of the forwards was $92.5 million, of which $91.2 million was held as restricted cash at the time of settlement. Subsequently all shares were sold for total proceeds of $3.0 million, resulting in a gain of $1.5 million.

Note 14 —	Other current assets

Other current assets are comprised of the following:

	June 30, 2020	December 31, 2019
(In $ millions)
Client rechargeable	5.8	5.6
Other receivables	3.0	6.2
Prepaid fees	9.2	—
VAT and other tax receivable	7.1	12.2
Deferred financing fee	1.9	2.4
Right-of-use lease asset, current	0.3	0.5
Total	27.3	26.9

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	14

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Note 15 —	Other long-term assets

Other long-term assets are comprised of the following:

	June 30, 2020	December 31, 2019
(In $ millions)
Deferred tax asset	0.7	1.3
Call Spread	—	2.3
Tax refunds	0.4	0.2
Prepaid fees	—	9.2
Right-of-use lease asset, non-current	1.4	2.2
Total	2.5	15.2

Note 16 —	Onerous contracts

	June 30, 2020	December 31, 2019
(In $ millions)
Onerous rig contract Hull B366 (TBN “Tivar”)	16.8	16.8
Onerous rig contract Hull B367 (TBN “Vale”)	26.9	26.9
Onerous rig contract Hull B368 (TBN “Var”)	27.6	27.6
Total	71.3	71.3

As a result of amended agreements with Keppel FELS in June 2020, $71.3 million of the onerous rig contract balances classified as short term as of December 31, 2019 are now reclassified to non-current (note 17).

Note 17 —	Long-term debt

Long-term debt is comprised of the following:

	Carrying amount		Principal amount		Back end fee
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
(In $ millions)
Hayfin Loan Facility	192.9	192.3	195.0	195.0	—	—
Syndicated Senior Secured Credit Facilities	265.4	264.2	270.0	270.0	—	—
New Bridge Revolving Credit Facility	30.0	25.0	30.0	25.0	—	—
$350m Convertible bonds	347.0	346.4	350.0	350.0	—	—
PPL Delivery Financing	792.6	790.0	753.3	753.3	29.3	29.3
Keppel Delivery Financing	273.0	91.9	259.2	86.4	13.5	4.5
Total	1,900.9	1,709.8	1,857.5	1,679.7	42.8	33.8

Carrying amount in the table above includes, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	15

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

At June 30, 2020 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2020	—
2021	—
2022	578.7
2023	935.9
2024	170.1
Thereafter	172.8
Total principal amount of debt	1,857.5
Total debt-related balances, net	43.4
Total carrying amount of debt	1,900.9

In June 2020, the Company obtained significant amendments to facilities from its secured lenders and shipyards. The following represent the key terms

Hayfin Loan Facility

In June 2020, Hayfin agreed to make certain amendments to the facility, including softening of some restrictions related to transfer of cash within the ring fenced structure, and allowing the Company to utilize minimum liquidity equal to three months interest ($2.4 million at the time) in the Ring Fenced Entities to pay interest under the facility. The restricted cash needs to be replenished on January 1, 2021. Our Hayfin Facility matures in June 2022 and bears interest at a rate of LIBOR plus a specified margin. As of June 30, 2020, our Hayfin Facility was fully drawn.

Syndicated Senior Secured Credit Facilities

In June 2020, the lenders agreed to amend the terms of some of the covenants, and the dates of certain amortization payments which otherwise would have occurred in 2021 to occur on maturity in the second quarter of 2022. The agreements, include requirements that we maintain a minimum book equity ratio until and including December 31, 2021, equal to or higher than 25%; and thereafter equal to or higher than 40%, a positive working capital balance, a debt service cover ratio in excess of 1.25 of our interest and related expenses from the start of 2022. Furthermore, the Company must maintain minimum liquidity equal to the greater of $5 million in cash until December 31, 2020; $10 million in cash from and including  January 1, 2021, to and including June 30, 2021; $15 million in cash from and including July 1, 2021 to and including  September 30, 2021; $20 million in cash from and including October, 1 2021, to and including December 31, 2021; and free liquidity including cash and undrawn revolving credit facilities of the higher of (i) $30 million and (ii) 3% of the aggregate of net interest bearing debt and certain funds in blocked accounts on or after January 1, 2022.

The Syndicated Facility includes a $25 million revolving credit facility, of which $10 million was undrawn as of June 30, 2020  and may be drawn at the discretion of the lenders.

New Bridge Revolving Credit Facility

In June, 2020, the lenders agreed to change the dates of certain facility reductions which otherwise would have occurred in 2021 to occur on maturity and to amend the minimum liquidity covenant levels to: $5 million in cash until December 31, 2020; $10 million in cash from and including January 1, 2021, to and including  June 30, 2021; $15 million in cash from and including  July 1, 2021, to and including September 30, 2021; $20 million in cash from and including October 1, 2021 to and including December 31, 2021; and free liquidity including cash and undrawn revolving credit facilities of the higher of (i) US30 million and (ii) 3% of the aggregate of net interest bearing debt and ring fenced liquidity on or after January 1, 2022.

As of June 30, 2020, $20 million was undrawn under The New Bridge Facility, which may be drawn with the consent of all of the lenders.

PPL Newbuild Financing

In June 2020, a substantial amount of cash payments of interest was suspended in relation to these rigs for the period from the first quarter of 2020 to the fourth quarter of 2021, and accrued interest becomes payable in the first quarter of 2022, except for $1 million payable per quarter starting in the first quarter of 2020. Accrued, unpaid interest will be guaranteed by Borr IHC Limited, a new intermediate holding company which was incorporated on June 29, 2020. Borr IHC Limited is a subsidiary of the Company and has acquired the shares in the Company’s other subsidiaries with the exception of Borr Jack-Up XVI. The security for the PPL Financing also includes share security over the owners of the rigs which were delivered by PPL with finance under the PPL Financing agreements.

Keppel Newbuild Financing

In June 2020, we agreed to defer the delivery of two of the Keppel Rigs to the third quarter of 2022 and three of the newbuild jack-up rigs acquired in connection with the Transocean Transaction to 30 June 2022 (“Tivar”) and the third quarter of 2022 (“Vale” and “Var”). We retain the option to accept delivery financing for four of these rigs upon delivery and have cancelled Newbuild Facility delivery finance from the banks in relation to the “Tivar” as well as the Keppel $100 million delivery financing for this rig announced in February 2020. We have agreed to pay certain holding and other costs for each of the five rigs in respect of the period from the original delivery dates to the revised delivery dates. Payments of such costs fall due in quarterly installments from the first quarter of 2021 until delivery.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	16

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Impact of debt agreement amendments

In June 2020 we made certain amendments to our secured financing arrangements and yard delivery agreements. Management’s assessment of these amendments is that it does not constitute a distressed debt renegotiation and we have consequently not accelerated any debt fee amortization as a result of these amendments. $12.4 million of costs associated with the debt amendments were expensed during the second quarter of 2020.

Interest

Weighted average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 5.4% for the six months ended June 30, 2020.

Note 18 —	Compensation

Share-based payment charges for the period ending:

(In $ millions)	3 months to June 30, 2020	3 months to June 30, 2019	6 months to June 30, 2020	6 months to June 30, 2019
Total	0.2	1.0	0.8	3.0

Total number of options authorized by the Board is 3,494,000 and 2,074,998 are outstanding as of June 30, 2020.

Note 19 —	Fair values of financial instruments

The carrying value and estimated fair value of our cash and financial instruments were as follows:

		As at June 30, 2020		As at December 31, 2019
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1	34.6	34.6	59.1	59.1
Restricted cash	1	—	—	69.4	69.4
Trade receivables	1	29.9	29.9	40.2	40.2
Accrued revenue		17.7	17.7	31.7	31.7
Tax retentions receivable		10.5	10.5	11.6	11.6
Other current assets (excluding deferred costs)	1	25.4	25.4	22.7	22.7
Due from related parties		25.2	25.2	8.6	8.6
Forward contracts (note 13)	2	—	—	27.9	27.9

Liabilities
Long-term debt	2	1,627.3	1,900.9	1,624.0	1,709.8
Trade payables	1	15.1	15.1	14.1	14.1
Accruals and other current liabilities	1	115.4	115.4	99.6	99.6
Forward contracts (note 13)	2	—	—	92.2	92.2
Guarantees issued to equity method investments (note 3)	3	5.9	5.9	5.9	5.9

Financial instruments included in the consolidated accounts within ‘Level 1 and 2’ of the fair value hierarchy are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Included in “Level 1” are cash and cash equivalents, restricted cash, trade receivables, marketable securities, other current assets (excluding prepayments and deferred costs), trade payables, accruals and other current liabilities. The carrying value of any accounts receivable and payables approximates fair value due to the short time to expected payment or receipt of cash.

Included in “Level 2” are forward contracts and long term debt. No assets or liabilities have been transferred from one level to another during the quarter.

Included in “Level 3” is guarantee issued to equity method investments. The guarantee has been valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and default probability (note 3).

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	17

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Note 20 —	Other current liabilities

Accruals and other current liabilities are comprised of the following:

	June 30, 2020	December 31, 2019
(In $ millions)
Accrued payroll and severance	5.6	6.2
VAT and current taxes payable	13.5	17.8
Operating lease liability, current	3.1	3.4
Deferred mobilization revenue	15.3	5.6
Other current liabilities	4.6	4.5
Total accruals and other current liabilities	42.1	37.5

Note 21 —	Related party transactions

Transactions with those holding significant influence over us

Commercial Arrangements

We have obtained certain rig and other operating supplies from Schlumberger and may continue to obtain such supplies in the future. Purchases from Schlumberger were $4.3 million during the first half of 2020 and $10.4 million during the first half of 2019. $0.6 million and $0.4 million were outstanding at June 30, 2020 and December 31, 2019, respectively.

Pursuant to the corporate support agreement with Magni Partners Limited, which provides for reimbursement of costs with Borr board approval, $0.5 million was paid during the first half of 2020 under the agreement. $nil was outstanding at June 30, 2020 and December 31, 2019.

We have entered into arrangements with companies which are related to our former Chief Financial Officer, Rune Magnus Lundetræ. Charges in the first half of 2020 were $nil, compared with $0.03 million in the first half of 2019. $nil was outstanding at June 30, 2020 and December 31, 2019.

Transactions with entities over which we have significant influence

Mexico Joint Ventures

OPEX

As part of entering into the share purchase agreement for 49% of the shares in OPEX, we also entered into other commercial arrangements with this related party. We provide management services through a management services agreement at a cost-plus basis. The revenue from these services can be found within the related party revenue line in our Consolidated Statements of Operations and we provided services worth $0.8 million in the first half of 2020. We have provided a guarantee valued at $5.9 million to support OPEX’s operations under the contracts with Pemex. We have as at June 30, 2020 provided $2.0 million of funding to OPEX (note 3).

Perfomex

As part of entering into the share purchase agreement for 49% of the shares in Perfomex, we also entered into other commercial arrangements with the same entity. We provide three rigs on a bareboat basis for Perfomex to service its contract with OPEX. The revenue from these contracts can be found within the related party revenue line in our Consolidated Statements of Operations and we recognized of revenue of $12.0 million in the first half of 2020. We also provide international and local personnel for the offshore operations of the rigs and administrative services on a cost-plus basis. In the first half of 2020, we recognized $5.7 million of related party revenue from the provision of these services. We have as at June 30, 2020 provided $40.3 million of funding to Perfomex, some of which we expect to convert to equity in the near term (note 3).

Akal

As part of entering into the share purchase agreement for 49% of the shares in Opex, we also entered into other commercial arrangements with this related party. We provide management services through a management services agreement at a cost-plus basis. The revenue from these services can be found within the related party revenue line in our Consolidated Statements of Operations. Perfomex II, in which we own 49%, provides drilling services under drilling contracts with Akal on a dayrate basis. We have as at June 30, 2020, provided $0.6 million of funding to Akal.

Perfomex II

As part of entering into the share purchase agreement for 49% of the shares in Perfomex II, we also entered into other commercial arrangements with the same entity. We provide two rigs on a bareboat basis for Perfomex II to service its contract with Akal. The revenue from these contracts can be found within the related party revenue line in our Consolidated Statements of Operations. We recognized $1.0 million of revenue from these contracts in the first half of 2020. We also provide international and local personnel for the offshore operations of the rigs and administrative services on a cost-plus basis. We recognized  $3.6 million of related party revenue in the first half of 2020 from the provision of these services. As at June 30, 2020, we have provided $5.1 million of funding to Perfomex II.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	18

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2020

Note 22 —	Commitments and contingencies

We have the following commitments as of June 30, 2020:

(in $ millions)	Delivery installment	Back-end fee
Delivery installments for jack-up drilling rigs	621.0	9.0
Total	621.0	9.0

In addition, under the PPL Financing, PPL Shipyard is entitled to certain fees payable in connection with the increase in market value of the relevant PPL Shipyard Rig from October 31, 2017 until the repayment date, less the relevant rig owner’s equity cost of ownership of each jack-up rig and any interest paid on the delivery financing. No provision has been made for such fees as of June 30, 2020.

The following table sets forth when our commitments fall due as of June 30, 2020

(In $ millions)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Delivery installments for jack-up rigs	—	621.0	—	—	621.0

Other commercial commitments

We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.

The principal amounts of the outstanding surety bonds, customs bonds, bank guarantees, letters of credits and performance bonds were $67.9 million and $70.1 million as of June 30, 2020 and December 31, 2019, respectively. Up to $70.0 million are covered by security under the guarantee facility under one of our loan agreements.

As of June 30, 2020, these obligations and their expiration dates are as follows:

(In $ millions)	Less than 1 year	1-3 years	3-5 years	Thereafter	Total
Surety bonds and other guarantees	67.9	—	—	—	67.9
Performance guarantee to OPEX (note 3)	—	5.9	—	—	5.9
Total	67.9	5.9	—	—	73.8

Note 23 —	Subsequent events

Appointment of new CEO

On August 10, 2020, we announced the appointment of Patrick Schorn as new Chief Executive Officer of Borr Drilling starting September 8, 2020. Mr. Schorn will succeed Svend Anton Maier who will remain with the Company as Special Advisor to the Chief Executive Officer.  Mr Schorn has been a Director of the Company since January 2018.

Annual general meeting held
The Company’s annual general meeting was held on August 10, 2020. Jan A. Rask did not stand for re-election and the board now consists of six directors.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2020,	19